CHINA INDUSTRIAL STEEL INC.
100 Wall Street, 11th Floor
New York, NY 10005

September 22, 2011

VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Pamela Long

Re:	China Industrial Steel Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed September 9, 2011
File No. 333-172135

Dear Ms. Long:

We are responding to comments contained in the Staff letter, dated September 20, 2011, addressed to Mr. Delong Zhou, the Company’s Chief Financial Officer, with respect to the Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”) of China Industrial Steel Inc. (the “Company”) filed on September 9, 2011.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Selected Financial Data, page 25

1.
Please ensure that revenues for six months ended June 30, 2011 and 2010 agree to amounts disclosed in your interim financial statements. It appears to us that the current interim amounts may exclude sales to related parties. Also, please ensure that net income for six months ended June 30, 2010 agrees to the amount disclosed in your interim financial statements.

Response:

The Amendment No. 5 on Form S-1 of China Industrial Steel, Inc. (the “Filing”) has been revised to ensure that revenues for six months ended June 30, 2011 and 2010, and net income for six months ended June 30, 2010, agree to the amounts disclosed in our interim financial statements.

Management’s Discussion and Analysis. . ., page 26

2.
We note your response to comment two of our letter dated August 25, 2011. As we previously requested, please revise your disclosure here and on pages 45, F-6, F-11, F-34, and F-38 to state, if accurate, that the entrusted agreements obligate CIS to absorb a “majority” of expected losses and enable CIS to receive a “majority” of expected residual returns. The current disclosure that CIS absorbs losses and receives benefits “that could potentially be significant to Hongri” is not clear and is not defined in the applicable accounting literature.

Response:

The Filing has been revised accordingly as follows:

The Entrusted Agreements empower CIS, through Northern and Nuosen, with the ability to control and substantially influence Hongri’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholders’ approval. As a result of these entrusted agreements, which obligate CIS to absorb a majority of expected losses of Hongri and enable CIS to receive a majority of expected residual returns from Hongri and because CIS has the power to direct the activities of Hongri that most significantly impact Hongri’s economic performance, CIS, through its wholly-owned subsidiaries, accounts for Hongri as its Variable Interest Entity (“VIE”) under ASC 810-10-05-8A. Accordingly, CIS consolidates Hongri’s operating results, assets and liabilities.  The management of the Company currently intends to either reinvest or retain all of the income granted by Hongri for strategic expansion purpose into the foreseeable future.

Liquidity and Capital Resources, page 37

3.           We note your response to comment four of our letter dated August 25, 2011. Please expand your disclosures regarding related party equipment loans to clarify if such loans are secured by your equipment and if the non-payment or any other default of such loans could potentially result in your loss of your equipment.

Response:

The Filing has been revised as follows:

The related party equipment loans are not secured by the equipment with any liens. It is the intent of management to accelerate repayments of equipment loans, which were due to the related parties, only if surplus cash is available. However, if the Company was unable to pay these equipment loans to related parties, the Company would negotiate with related parties to extend the repayment period and/or reduce current repayment amount. If the related parties do not allow the extension of repayment period and reduce the payment of equipment loans, any default of loan payment may result in the loss of our equipment, as these related parties may seek appropriate means to repossess the equipments. The Company may look for external sources such as debt or equity financings to repay the related party loans. However, there is no assurance that any such required funds from external sources will be available on attractive terms or that they will not have a significant dilutive effect on the Company’s existing stockholders. If such required funds from outside sources are not available, the Company will adjust its expansion plan accordingly.

Interim Consolidated Financial Statements

21. Condense Unaudited Parent Company Financial Information, page F-50

4.            It is not clear to us why parent company net income for six months ended June 30, 2010, disclosed on pages F-52 and F-53, does not agree with the amount on page F-31.

Response:

The Filing has been revised so that the parent company net income for the six months ended June 30, 2010, disclosed on pages F-52 and F-53, agrees with the amount on page F-31.

The Company acknowledges that that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Delong Zhou
Delong Zhou
Chief Financial Officer